[LOGO OF TRAVEL SERVICES INTERNATIONAL, INC.]

February 29, 2000

To Our Shareholders:

     We are pleased to inform you that on February 21, 2000, Travel Services International, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Airtours plc, a corporation organized under the laws of the England ("Airtours"), and Blue Sea Florida Acquisition Inc., an indirect wholly-owned subsidiary of Airtours (the "Purchaser"), pursuant to which the Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, par value $0.01 per share, and the associated common share purchase rights (and together with the Common Stock, the "Shares"), for a cash price of $26.00 per Share. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, together with any Shares held by Airtours and its affiliates, represents more than half of the number of Shares outstanding on a fully diluted basis. The Merger Agreement provides that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged (the "Merger") with and into the Company, and those Shares that are not acquired in the Offer will be converted into the right to receive $26.00 per Share in cash.

     YOUR BOARD OF DIRECTORS, AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS COMPRISED ENTIRELY OF INDEPENDENT DIRECTORS (THE "SPECIAL COMMITTEE"), HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, HAS DETERMINED THAT THE TERMS OF THE MERGER AND THE OFFER ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS (OTHER THAN AIRTOURS AND ITS AFFILIATES), AND RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at their recommendations, the Special Committee and the Board of Directors gave careful consideration to the factors described in the enclosed Offer to Purchase, which is incorporated by reference in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, each of which is being filed today with the Securities and Exchange Commission. Among the factors considered was the written opinion of Allen & Company Incorporated, the Company's financial advisor, that subject to the assumptions, factors and limitations set forth in the opinion, the $26.00 per Share in cash consideration to be paid in the Offer and the Merger is fair to the Company's shareholders (other than Airtours and its affiliates) from a financial point of view. Additional information with respect to the Special Committee's and the Board's recommendations and the background of the transaction is contained in the enclosed Offer to Purchase.

     In addition to the Offer to Purchase and the Schedule 14D-9, enclosed are various related materials relating to the Offer, including a Letter of Transmittal to be used for tendering Shares in the Offer if you are the record holder of Shares. The Offer to Purchase and the related materials set forth the terms and conditions for the Offer and provide instructions on how to tender your Shares. If you need assistance with the tendering of your Shares, please contact the information agent for the Offer, Morrow & Co., Inc., at its address or telephone number appearing on the back cover of the Offer to Purchase. WE URGE YOU TO READ AND CONSIDER THE ENCLOSED MATERIALS CAREFULLY BEFORE MAKING YOUR DECISION WITH RESPECT TO TENDERING YOUR SHARES PURSUANT TO THE OFFER.

                                          Very truly yours,
                                          Joseph V. Vittoria
                                          Chairman and Chief Executive Officer

  220 Congress Park Drive o Delray Beach  FL 33445 o Tel: 561.266.0860 o Fax:
                                  561.266.0872

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   )

                            ------------------------

                      TRAVEL SERVICES INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                      TRAVEL SERVICES INTERNATIONAL, INC.
                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                   894169101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               JOSEPH V. VITTORIA
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                      TRAVEL SERVICES INTERNATIONAL, INC.
                            220 CONGRESS PARK DRIVE
                        DELRAY BEACH, FLORIDA 33445-7289
                                 (561) 266-0860
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                   Copies to:

                  JOHN M. REISS, ESQ.                                      SUZANNE B. BELL, ESQ.
                JORGE L. FREELAND, ESQ.                            SENIOR VICE PRESIDENT, GENERAL COUNSEL
                   WHITE & CASE LLP                                            AND SECRETARY
              1155 AVENUE OF THE AMERICAS                           TRAVEL SERVICES INTERNATIONAL, INC.
                NEW YORK, NEW YORK 10036                                  220 CONGRESS PARK DRIVE
                    (212) 819-8200                                    DELRAY BEACH, FLORIDA 33445-7289
                                                                              (561) 266-0860

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SUBJECT COMPANY INFORMATION

     (a) The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Travel Services International, Inc., a Florida corporation (together with its subsidiaries, the "Company"). The address of the principal executive offices of the Company is 220 Congress Park Drive, Delray Beach, Florida 33445-7289. The telephone number of the principal executive offices of the Company is (561) 266-0860.

     (b) The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.01 per share (the "Common Stock"), including the associated common share purchase rights (the "Rights," and together with the Common Stock, the "Shares"). As of February 25, 2000, there were 14,022,974 Shares outstanding, of which 1,340,205 Shares were designated restricted voting stock (the "Restricted Stock"). Pursuant to the Company's Articles of Incorporation, the Restricted Stock automatically converted into Common Stock upon the commencement of the Offer (as defined below).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

     (a) Subject Company Information. The name, address and telephone number of the Company, which is the person filing this statement, are set forth in
Item 1(a) above.

     (b) Identity and Background of Filing Persons. This Statement relates to a tender offer by Blue Sea Florida Acquisition Inc., a Florida corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Airtours plc, a corporation organized under the laws of England ("Airtours"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") dated February 29, 2000, to purchase all outstanding Shares at a price of $26.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2000 (the "Offer to Purchase"), a copy of which is attached as Exhibit
(a)(1) hereto, and the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(2) hereto (which, as may be amended from time to time, together constitute the "Offer"). Each of the Offer to Purchase and the Letter of Transmittal are incorporated by reference herein.

     According to the Schedule TO, the business address of the Purchaser is c/o North American Leisure Group, 130 Merton Street, Toronto, ON, M4S 1A4, Canada, and the telephone number is 416-482-8707. The business address of Airtours is Parkway One, Parkway Business Centre, 300 Princess Road, Manchester M14 7QU, United Kingdom, and the telephone number is 44-161-232-6562.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated February 21, 2000 (the "Merger Agreement") by and among the Company, Airtours and the Purchaser. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of a majority of the outstanding Shares pursuant to the Offer and the satisfaction or waiver, where appropriate, of other conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is attached hereto as Exhibit (e)(1).

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Schedule 14f-1 (the "Information Statement") which is attached as Schedule II hereto and is incorporated herein by reference. Except as described herein (including in the Exhibits hereto and in Schedule II hereto), to the knowledge of the Company, as of the date hereof there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) the Purchaser or the Purchaser's executive officers, directors or affiliates.

     The Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule TO. A copy of the Offer to Purchase is enclosed with this Schedule 14D-9 and is incorporated herein by reference. The summary is not a complete description of the terms and provisions of the Merger Agreement and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference.

     The Stock Voting and Tender Agreement. Airtours, the Purchaser and certain shareholders, including certain of the Company's directors and members of its senior management, have executed a Stock Voting and

Tender Agreement, dated as of February 27, 2000, a copy of which is attached hereto as Exhibit (e)(3). The Stock Voting and Tender Agreement provides that such shareholders, holding approximately 13.4% of the outstanding or, if on a fully diluted basis, 11.6%, Shares, agree to tender their Shares in the Offer and vote in favor of the Merger.

     Confidentiality Agreement. On January 11, 2000, the Company and Airtours signed a Confidentiality Agreement (the "Confidentiality Agreement") providing that, subject to the terms of the Confidentiality Agreement, Airtours and its affiliates will keep confidential certain non-public information provided by the Company. The foregoing description is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is attached as Exhibit
(e)(4) hereto and is incorporated herein by reference.

     Interests of Certain Persons in the Transaction. Certain members of the Company's Board of Directors (the "Board") and management may be deemed to have certain interests in the Merger that are in addition to their interest as shareholders of the Company generally. The Board was aware of and discussed these interests in connection with its consideration and approval of the Merger Agreement. In considering the recommendation of the Board with respect to the Offer and the Merger, the shareholders should be aware of the following interests which may present actual or potential conflicts of interest:

          (a) Option Awards. Pursuant to the Merger Agreement and by virtue of the Merger, each outstanding option to acquire Shares under the Company's stock option plans, whether or not then exercisable or vested, will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the total number of Shares subject to such options and (ii) the excess, if any, of the Offer Price over the per Share exercise price of such option (subject to applicable withholding taxes). Holders of such options include executive officers, directors and employees of the Company. The Company's stock option plans will be terminated at the Effective Time (as defined below.)

          (b) Indemnification. Pursuant to the Merger Agreement, the Surviving Corporation, and any of its successors or assigns, must indemnify, defend and hold harmless any person who was on February 21, 2000 or has been at any time prior to the time that the Merger becomes effective in accordance with applicable law (the "Effective Time") a director or officer (an "Indemnified Party") of the Company or any of its subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including reasonable attorney's fees and expenses), judgments, fines, and amounts paid in settlement (provided that any such settlement is effected with the written consent of Airtours or the Surviving Corporation, which consent shall not be unreasonably withheld) in connection with any actual or threatened action, suit, claim, proceeding or investigation (whether arising before or after the Effective Time) (each a "Claim") to the extent that any such Claim is based on, or arises out of, (i) the fact that such person is or was a director or officer of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the Merger Agreement, or any of the transactions contemplated thereby, in each case to the extent that any such Claim pertains to any matter of fact arising, existing or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under applicable law or the Company's Articles of Incorporation, By-Laws or indemnification agreements in effect on February 21, 2000, including provisions relating to advancement of expenses incurred in the defense of any action or suit. Subject to certain limitations, all rights to indemnification and all limitations on liability existing in favor of an Indemnified Party as provided in the Company's Articles of Incorporation, By-Laws or indemnification agreements as in effect as of February 21, 2000 shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the date on which the Merger becomes effective in accordance with applicable law. The Surviving Corporation or any of its successors or assigns shall cause policies of directors' and officers' liability insurance equivalent to the current policies of the Company to be maintained for six years after the Effective Time; provided, that the Surviving Corporation will not be required, in order to maintain such policies, to pay an annual premium in excess of 200% of the aggregate annual amounts currently paid by the Company to maintain the existing policies; and provided further, that if equivalent coverage cannot be so obtained, the Surviving Corporation or any of its successors or assigns will only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 200% of such amount.

          (c) Employee Benefits. Pursuant to the Merger Agreement, the Purchaser has agreed, until December 31, 2000, to (i) ensure that all employees and officers of the Company and its subsidiaries receive (A) the salary or wage level and bonus opportunity at least equal to that in effect immediately prior to February 21, 2000 and (B) benefits and other terms and conditions of employment that are substantially comparable in the aggregate to the benefits and terms and conditions received by such individuals immediately prior to February 21, 2000 and (ii) maintain in effect all severance and retention plans, practices and policies that are applicable to employees and officers of the Company and its subsidiaries immediately prior to February 21, 2000.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendations of the Special Committee of the Board of Directors and the Board of Directors

     THE BOARD OF DIRECTORS OF THE COMPANY, AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE, (I) HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER,
(II) HAS DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS (OTHER THAN THE PURCHASER AND ITS AFFILIATES) AND (III) UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     A letter to the shareholders communicating the Board's recommendation and a press release announcing the commencement of the Offer are filed herewith as Exhibits (a)(3) and (a)(4), respectively, and are incorporated by reference herein.

     (b)(i)  Background of the Offer; Contacts with Airtours

     In January 1999, Joseph V. Vittoria, the Company's Chairman and Chief Executive Officer, received an unsolicited telephone call from representatives of Hoare Govett Limited ("Hoare Govett"), Airtours' stockbrokers, requesting a meeting with the Company's management to discuss the Company's business plans, growth strategy and the U.S. travel industry in general. Representatives of the Company met with representatives of Hoare Govett on February 1, 1999. At this meeting, representatives of Hoare Govett suggested that the Company should meet with representatives of Airtours to consider the potential for a strategic relationship. The parties scheduled a second meeting at the Company's headquarters in Delray Beach, Florida to further explore the potential for a partnership arrangement between the Company and Airtours.

     During the follow-up meeting later in February 1999, representatives of the Company outlined the Company's business plan and gave an overview of its operations to representatives from Hoare Govett. Representatives of the Company and representatives of Hoare Govett agreed to continue discussions concerning a potential strategic relationship between the Company and Airtours.

     On June 30, 1999, Mr. Vittoria met with David Crossland, the Chairman of Airtours, at the offices of Hoare Govett in London. During that meeting, the parties discussed the Company's business plan and growth strategy, including its Internet-based business applications. The parties also discussed potential alternatives for a strategic relationship between the Company and Airtours.

     On July 19, 1999, Airtours' senior management met with the Company's senior management in Delray Beach, Florida, to continue discussions regarding the Company's business plan and results of operations.

     In October 1999, representatives of Hoare Govett participated in a conference call with representatives of senior management of the Company during which they continued discussions regarding the Company's progress in implementing its business plan and Internet growth strategy.

     During November 1999, Mr. Vittoria and John Balson, the Company's President and Chief Operating Officer received an unsolicited inquiry from a third party regarding a potential transaction with the Company. The third party was a financial investor seeking to conduct due diligence to determine whether it would be willing to proceed with an investment in, or acquisition of, the Company. The Company engaged in discussions with that party during November and December 1999.

     The Company's Board met on December 3, 1999, during which meeting senior management updated the Board regarding discussions with Airtours and other third parties, including the financial investor, interested in exploring strategic relationships with the Company. At this meeting, the Board authorized the Company to retain

Allen & Company Incorporated ("Allen & Co.") to explore the possibility of finding a desirable strategic partner for the Company and to retain White & Case LLP as the Board's outside legal counsel for such process.

     On December 8, 1999, representatives of Hoare Govett again visited the Company's headquarters. During this meeting, the Company's senior management made a formal presentation to representatives of Hoare Govett regarding the Company's technology and Internet-based business applications. At this meeting, the representatives of the Company and Hoare Govett further explored the possibility of a strategic alliance between the Company and Airtours or an acquisition of the Company by Airtours.

     Pursuant to an engagement letter dated December 17, 1999, the Company formally retained Allen & Co. as its exclusive financial advisor in connection with any potential joint ventures, strategic partnerships, possible mergers, disposition of assets or other financial arrangements between the Company and third parties. Representatives of the Company and Allen & Co. held a series of discussions from December 1999 through February 2000 to explore potential options for the Company.

     Throughout the latter part of December 1999, and the early part of January 2000, representatives of Allen & Co. contacted representatives of more than ten companies identified in conjunction with the Company in order to determine the potential interest of third parties to enter into strategic relationships with the Company. Through this process, Allen & Co. was able to identify at least six parties, including Airtours, who expressed interest in pursuing discussions regarding potential strategic relationships with the Company.

     As part of this process, on January 11, 2000, Airtours' senior management and representatives of Deutsche Bank Securities Inc. ("Deutsche Bank"), Airtours' U.S. financial advisors, met with the Company's senior management and representatives of Allen & Co. at the Company's headquarters in Delray Beach, Florida. At this meeting, the parties discussed the possibility of Airtours acquiring the Company, and Airtours made preliminary indications of an interest to acquire the Company. The Company also made a presentation regarding the Company's technology and Internet-based business applications and Airtours signed the Confidentiality Agreement with the Company. The Company entered into confidentiality agreements with other third parties prior to and after this date.

     On January 14, 2000, Mr. Crossland, in a telephone call to Mr. Vittoria, confirmed Airtours' preliminary interest to acquire the Company and expressed a preliminary indication of the price that might be offered, subject to, among other things, the completion by Airtours of satisfactory financial and legal due diligence investigations. Shortly following that date, a representative of Allen & Co. informed Deutsche Bank in a telephone call that that indicative price was unlikely to be sufficient to secure the support of the Board of the Company for an acquisition of the Company by Airtours and that the Company had also received indications of interest from other parties.

     During January 2000, Allen & Co. and the Company's senior management made formal presentations to six interested parties regarding the Company's business, growth strategy and valuation. During such time, four interested parties, including Airtours, and their respective advisors, conducted due diligence reviews at the Company's headquarters. The Company facilitated this process by providing access to all relevant materials in a data room located at the Company's headquarters.

     On January 20, 2000, pursuant to an executed confidentiality agreement and after performing due diligence on the Company, the third party financial buyer, through its financial advisors, submitted a written offer to acquire substantially all of the Company's outstanding Shares for cash. This written offer contemplated a one-step merger transaction requiring the Company's senior management to rollover a substantial portion of their Shares in order to obtain recapitalization accounting treatment for the acquisition.

     On January 22, 2000, Mr. Vittoria met with Mr. Crossland, and on January 23, 2000, Mr. Balson met with Mr. Crossland, in each case to discuss further the business and operations of the Company.

     On January 24, 2000, the Company's General Counsel telephoned the Board's outside legal counsel to update counsel on the status of ongoing due diligence reviews being conducted by interested parties at the Company's headquarters.

     On January 26, 2000, by telephone conference, the Board held a special meeting with its outside legal counsel and Allen & Co. to discuss the offers submitted for the acquisition of the Company, and to formalize the process through which Allen & Co. would continue to conduct discussions with other parties that had expressed interest in acquiring the Company. The Board noted that one of the offers, from the financial buyer, involved senior management's participation. As a result, the Board determined to set up a special committee comprised of independent directors to oversee the process of negotiations with third parties identified by Allen & Co. as having an interest in exploring a transaction with the Company (the "Special Committee"). At this meeting, the Board designated the following non-employee directors with particular expertise in corporate finance and leveraged buyouts, Messrs. Tommaso Zanzotto, Elan Blutinger, Fraser Bullock and Leonard Potter (an advisory director), as members of the Special Committee of the Board. Messrs. Bullock, Blutinger and Potter fully disclosed, and the Board acknowledged, their financial interest in the third party financial buyer that had made an offer to acquire the Company. Upon discussion and analysis, the Board determined that the financial interest of these directors would not impair their ability to properly carry out their fiduciary duties. Representatives from Allen & Co. advised the Board of the status of discussions with Airtours regarding its interest in acquiring the Company. Allen & Co. also evaluated from a financial perspective the January 20, 2000 offer from the third party financial buyer and advised the Board that the offer did not reflect a market price for the acquisition of the Company's Shares. Additionally, the Board noted the risks inherent in the offer, namely it (i) required the Company's senior management to rollover a significant number of their Shares under the offer; (ii) was conditioned on the transaction qualifying for recapitalization accounting treatment; and (iii) was conditioned on the third party obtaining financing.

     On January 26, 2000, representatives of Deutsche Bank met with representatives of Allen & Co. at the offices of Allen & Co. in New York City. In this meeting Allen & Co. communicated that the Company had received expressions of interest from other parties concerning a potential acquisition or strategic alliance, and that it was proposed that a meeting of the Special Committee would be held in early February, 2000 with a view to comparing offers. It was also agreed that representatives of Airtours, Deutsche Bank and Airtours' accounting and legal advisors could meet at the head office of the Company in Delray Beach, Florida on January 27, 2000 to discuss arrangements for, and commence, Airtours' due diligence investigations.

     On January 27, 2000, the Company's senior management and representatives of Allen & Co. met with representatives of Airtours and Deutsche Bank and Airtours' accounting and legal advisors in Delray Beach, Florida and these parties commenced their due diligence investigations.

     On January 29, 2000, the Special Committee met and discussed the status of negotiations with parties interested in pursuing further discussions regarding a potential acquisition transaction with the Company. The Special Committee authorized Allen & Co. to submit a bid procedures letter to parties they had identified as potentially being interested in entering into an acquisition transaction with the Company. The Special Committee set a deadline for the submission of offers pursuant to such bid procedures letter of seven days from the date of such letter.

     On January 31, 2000, Allen & Co. submitted a letter to Airtours and three other parties outlining the procedures for submitting a proposal for an acquisition transaction with the Company. The letters provided a deadline for submitting an acquisition proposal of February 7, 2000. Attached to each letter was a draft merger agreement that contemplated an all-cash acquisition of the Company through a first-step tender offer for all outstanding Shares followed by a second-step merger in which all remaining shares would be converted into the right to receive the same per Share consideration paid in the tender offer, a draft Stock Voting and Tender Agreement and, as applicable, a draft Stock Voting and Rollover Agreement.

     During the following weeks, Airtours and its representatives and three other third parties and their representatives continued their due diligence review of the Company.

     On February 7, 2000, Deutsche Bank submitted an acquisition proposal on behalf of Airtours to Allen & Co. for all of the Company's outstanding Shares for cash, without any financing conditions, at a price per share in excess of the offer received from the financial buyer. Airtours also provided a Merger Agreement marked to show changes from the draft submitted by the Board's legal counsel. Also on February 7, 2000, another bidder submitted an acquisition proposal to acquire the Shares for cash, or a combination of cash and stock, subject to due diligence, at a lower price than the Airtours offer.

     On February 8, 2000, representatives of Allen & Co. informed representatives of Deutsche Bank and the other bidders that the Company had received other indications of interest in the Company.

     On February 10, 2000, representatives of the Company's senior management met with representatives of Airtours' senior management and representatives of another bidder in New York, New York. The Board's outside legal counsel participated in telephone conferences with Airtours' outside legal counsel, to discuss their proposed changes to the Merger Agreement.

     During the week of February 14, 2000, representatives of Allen & Co. continued their negotiations with Airtours and the other bidders; two of which withdrew from the process. On February 16, 2000, Deutsche Bank on behalf of Airtours confirmed to Allen & Co. its proposal and the Company's General Counsel and the Board's outside legal counsel held a telephone meeting with Airtours' outside legal counsel to negotiate the Merger Agreement. Also on February 16, the third party financial buyer submitted a revised bid with a per Share price equal to the price offered previously by Airtours. Along with the bid, the financial buyer submitted comments to the merger agreement and accepted the two-step tender offer and merger form of acquisition.

     On February 17, 2000, a member of the Company's senior management met with Mr. Crossland to further discuss the business and operations of the Company. Later that day, the Special Committee met to discuss the Airtours offer, as well as that of the remaining other bidder, and changes to the Merger Agreement proposed by Airtours and the other bidder. The Board's legal and financial representatives briefed the Special Committee on the competing bids, discussed the status of negotiations with Airtours and the other bidder, and scheduled meetings on February 20, 2000 in New York for the Special Committee and the Board, where a successful bidder would be chosen or a decision not to sell the Company would be made.

     On February 18, 2000, Allen & Co. contacted representatives of both bidders and informed each of them of the February 20, 2000 meetings of the Special Committee and the Board and also that during such meetings a successful bidder would be chosen or a decision not to sell the Company would be made. Later that same day, Airtours submitted a revised acquisition proposal and Merger Agreement providing for an acquisition of all outstanding Shares of the Company for $26.00 per Share in cash, the highest price offered by any of the bidders.

     On the morning of February 20, 2000, the Special Committee met to discuss Airtours' Offer and the other outstanding offer and alternatives. The Special Committee considered three main alternatives for the Company: (i) to continue to operate independently with no third party investment; (ii) to seek third party capital investment in order to enhance the Company's technology and Internet-based business applications; and (iii) to pursue third party interest in an acquisition transaction with the Company. Following presentations by the Board's financial and legal advisors, the Special Committee unanimously resolved to recommend to the Board that the Board recommend the shareholders approve the Merger Agreement, including the Offer and the Merger and accept the Offer and tender their Shares pursuant to the Offer. After the Special Committee meeting adjourned, the Board met to consider the Offer and the other potential alternatives, including not to sell the Company. After presentations by the Board's financial and legal advisors, including a presentation by Allen & Co. and the oral delivery of their opinion that the Offer and Merger were fair to the shareholders from a financial point of view, the Board unanimously resolved to recommend that, subject to final negotiations on the Merger Agreement, the shareholders accept the Offer and tender their Shares pursuant to the Offer, and that the Company should enter into the Merger Agreement.

     After the Board meeting, the legal representatives of the Company and Airtours finalized the Merger Agreement, which was executed on February 21, 2000. On the same day the Company and Airtours each issued a press release announcing the execution of the Merger Agreement.

     On February 29, 2000, Airtours commenced the Offer.

     (b)(ii)  Reasons for the Recommendation by the Board of Directors

     Special Committee. In evaluating the Merger Agreement, the Offer and the Merger, the Special Committee relied upon their knowledge of the business, financial condition and prospects of the Company as well as the advice of the Board's financial and legal advisors. In determining that the Special Committee would approve and recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the full Board, the Special Committee considered a number of factors, including the following:

          (1) Financial and Business Projections. The Special Committee considered the information with regard to the financial condition, results of operations, competitive position, business and prospects of the Company, as reflected in the Company's projections, current economic and market conditions (including current conditions in the industry in which the Company is engaged) and the break-up value of the Company.

          (2) Market Price and Premium. The Special Committee considered the historical market prices and recent trading activity of the Common Stock with a particular emphasis on the relationship between the $26.00 per Share amount and the trading history of the Common Stock. In particular, the Special Committee noted that the $26.00 per Share amount represents a premium of approximately 46.5% over the $17.75 per Share closing price on the Nasdaq National Market on February 18, 2000, the last full trading day before the Company announced the transaction and a premium of 112% over the average closing price of the Shares for the three months during which such securities traded prior to February 18, 2000.

          (3) Alternatives to the Merger. The Special Committee considered the possible alternatives to the Offer and the Merger, including continuing to operate the Company as an independent entity and the risks associated therewith. The Special Committee discussed the significant capital requirements of the Company's technology and Internet-based business applications and the effect of such costs on the Company's financial condition and stock price.

          (4) Special Committee Formation and Arm's-Length Negotiations. The Special Committee considered the fact that the Merger Agreement and the transactions contemplated thereby were the product of arms-length negotiations between the Purchaser and the Special Committee (and their respective advisors), none of whose members were employed by or affiliated with the Company (except in their capacities as directors) or would have any equity interest in the Company following the Merger.

          (5) Offer Price and Merger Consideration. The Special Committee concluded, based on its negotiations with the Purchaser, that the Offer Price represented the highest price that the Purchaser would be willing to pay to acquire the Shares. This determination was the result of the Special Committee's participation in the negotiations with the Purchaser, as well as the advice of its advisors, in an attempt to obtain the highest possible price.

          (6) Fairness Opinion. The Special Committee considered the financial presentation of Allen & Co. and Allen & Co.'s oral opinion delivered at the February 20, 2000 meetings of the Special Committee and the Board, confirmed in writing, that, as of the date of such opinion and based upon and subject to the assumptions, factors and limitations set forth therein, the per Share amount was fair, from a financial point of view, to the Company's shareholders (other than the Purchaser). In arriving at its opinion, Allen & Co. informed the Board that it (i) reviewed the terms and conditions of the Offer, including the draft Merger Agreement and the draft agreements ancillary thereto (none of which prior to the delivery of Allen & Co.'s opinion had been executed by the parties); (ii) analyzed publicly available historical business and financial information relating to the Company, as presented in documents filed with the Commission;
     (iii) reviewed certain financial, operating and budgetary data provided to Allen & Co. by the Company relating to its business; (iv) conducted discussions with certain members of the senior management of the Company with respect to the financial condition, business, operations, strategic objectives and prospects of the Company, as well as industry trends prevailing in the Company's business; (v) reviewed and analyzed public information, including certain stock market data and financial information relating to selected public companies in lines of business which Allen & Co. believed to be comparable to the Company's, as well as analysts' reports and estimates for the Company; (vi) reviewed the trading history of the Company's Common Stock, including its performance in comparison to market indices and to selected companies in comparable businesses; (vii) reviewed public financial and transaction information relating to business combinations which Allen & Co. deemed to be comparable to the Merger;
     (viii) considered premiums and multiples paid in recent transactions which Allen & Co. deemed comparable to the Merger; and (ix) conducted such other financial analyses and investigations as Allen & Co. deemed necessary or appropriate for the purposes of the opinion expressed therein.

          A copy of Allen & Co.'s written opinion setting forth the assumptions made, matters considered and limitations on the review undertaken by Allen & Co. is attached as Schedule I and Exhibit (e)(2) hereto. Shareholders are urged to, and should, read the opinion of Allen & Co. carefully and in its entirety (see "Schedule I--Opinion of Allen & Company Incorporated").

          (7) Transaction Structure. The Special Committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, thereby enabling the public shareholders of the Company the opportunity to obtain cash for all of their Shares at the earliest possible time and the fact that the per Share consideration to be paid in the Offer and the Merger is the same.

          (8) Recent Discussions Regarding a Sale of the Company. The Special Committee considered the discussions that the Company has had with potential financial and other strategic acquirors regarding a possible sale of the Company. The Special Committee noted the recent efforts of management of the Company to find a potential purchaser who would be interested in a transaction that would result in a premium to the shareholders similar to that offered by the Airtours transaction, as well as the results of Allen

     & Co.'s work on behalf of the Special Committee in identifying possible alternative acquirors of the Company.

          (9) Ability to Consider Alternative Transactions. The Special Committee considered the terms of the Merger Agreement, including (A) the provision providing that the Board may, in the exercise of its fiduciary duties, furnish or provide access to information concerning the Company to, and engage in discussions and negotiate with, third parties who make a bona fide unsolicited written acquisition proposal which the Board reasonably determines in good faith, after receiving advice from a nationally recognized investment banking firm is (or could result in) a transaction superior to the Offer and the Merger, and (B) the ability of the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement on three business days' notice in order to permit the Company to enter into an alternative transaction with a third party. The Special Committee noted that in the event it terminated the Merger Agreement to enter into a superior transaction, it would pay a break-up fee of $13.5 million.

          (10) No Financing Condition. The Special Committee considered the fact that the obligations of Airtours and the Purchaser to consummate the Offer and the Merger pursuant to the terms of the Merger Agreement are not conditioned upon financing. The Special Committee was advised as to the financial condition of Airtours and considered the risk that Airtours would fail to consummate the Offer and the Merger to be less than the risk that the other bidder would fail to consummate the transaction it proposed.

          (11) Historical and Projected Financial Performance and Related Risk and Uncertainties. The Special Committee considered the various financial projections prepared by the Company's management. The Special Committee noted that $26.00 per Share was above analysts' expected stock price for the Company for the next twelve months.

          (12) Possible Decline in Market Price of Common Stock. The Special Committee considered that if a merger transaction with the Purchaser were not negotiated and the Company remained as a publicly owned corporation, it is possible that because of a decline in the market price of the Shares or the stock market in general, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the $26.00 per Share price to be received by shareholders in connection with the Offer and the Merger.

          (13) Regulatory Matters. The Special Committee considered the regulatory approvals required to consummate the Merger, including antitrust approvals and the prospects for receiving such approvals.

     Board of Directors of the Company. In reaching its determination to approve the Merger Agreement and the transactions contemplated thereby, the full Board independently considered each of the factors enumerated in Section 4
(b)(ii) of this Schedule 14D-9 and considered and relied upon the conclusions and unanimous recommendation of the Special Committee that the full Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the considerations referred to above as having been taken into account by the Special Committee, as well as the Board's own familiarity with the Company's business, financial condition, results of operations and prospects and the nature of the industry in which the Company operates.

     In light of the number and variety of factors that the Special Committee and the Board considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors, and, accordingly, neither the Special Committee nor the Board did so. In addition, individual members of the Special Committee and the Board may have given different weights to different factors. Rather, the Special Committee and the Board viewed their positions and recommendations as being based on the totality of the information presented to and considered by them.

     THE BOARD OF DIRECTORS OF THE COMPANY, AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE, (I) HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER,
(II) HAS DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS AND (III) UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     (c) To the Company's knowledge after reasonable inquiry, Messrs. Robert G. Falcone and Wayne Heller (including parties controlled by them), Imad Khalidi, John W. Przywara, Elan J. Blutinger, D. Fraser Bullock, Tommaso Zanzotto, and Leonard A. Potter, directors of the Company, currently intend to tender their Shares pursuant to the Offer and have entered into a Stock Voting and Tender Agreement, by and among Airtours, the Purchaser and the individuals named therein, dated as of February 27, 2000, a copy of which is attached hereto as Exhibit (e)(3). The Company believes that all of the Company's executive officers and directors intend to tender their Shares pursuant to the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     Pursuant to the terms of an engagement letter, dated as of December 17, 1999, the Special Committee engaged Allen & Co. to act as its financial advisor in connection with various possible transactions, including transactions contemplated by the Merger Agreement. As part of its role as financial advisor, Allen & Co. delivered a fairness opinion to the Board. Pursuant to the engagement letter, Allen & Co. will receive from the Company an aggregate financial advisory fee, upon the closing of the Merger, equal to $4.125 million plus 0.75% of the aggregate purchase price in excess of $250 million (or approximately $5.145 million, in the aggregate). The Company has also agreed to reimburse Allen & Co. for reasonable out-of-pocket expenses, including, without limitation, the reasonable fees and disbursements of its legal counsel, and to indemnify Allen & Co. and related parties against certain liabilities, including liabilities under the federal securities laws arising out of Allen & Co.'s engagement.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Except for the issuance of Shares pursuant to the Company's Non-Employee Directors' Stock Plan (through which an aggregate of 1,400 Shares were distributed equally to Messrs. Blutinger, Bullock, Potter and Zanzotto), to the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer that relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

     (b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     (c) Except as indicated in Items 3 and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION

     (a) The Information Statement attached as Schedule II to this Schedule 14D-9 is being furnished to the Company's shareholders in connection with the designation by the Purchaser of persons to the Board other than at a meeting of the Company's shareholders, and such information is incorporated by reference herein.

     (b) The Company is incorporated under the laws of the State of Florida. The Florida Business Corporation Act (the "FBCA") contains certain provisions relating to "affiliated transactions" which regulate, among other things, certain business combinations, including mergers and consolidations, involving a Florida corporation with any person who is the beneficial owner of more than 10 percent of the outstanding voting shares of such corporation (an "Interested Shareholder"). Under Section 607.0901 of the FBCA (the "Affiliated Transactions

Statute"), with certain exceptions, a corporation incorporated under the laws of Florida shall not engage in such a transaction with an Interested Shareholder unless the transaction is approved by the holders of two-thirds of the voting shares other than the shares owned by the Interested Shareholder. Such exceptions include: (a) transactions approved by a majority of the corporation's directors who are not affiliated or associated with the Interested Shareholder;
(b) transactions where the Interested Shareholder is the beneficial owner of at least 90 percent of the outstanding voting shares of the corporation (exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors); and (c) in transactions in which the per share consideration to be received by the holders of voting shares of the corporation is generally at least equal to the highest of: (1) the highest per share price paid by the Interested Shareholder for the corporation's shares during the two-year period immediately preceding the announcement date or in the transaction in which the Interested Shareholder became an Interested Shareholder; (2) the higher of the fair market value of the corporation's shares on such announcement date or such determination date; or (3) a price based upon a combination of the foregoing. At a meeting held on February 20, 2000, the Board (none of the members of which are affiliated or associated with the Purchaser or Airtours) unanimously approved the Merger Agreement, the Offer, the Stock Voting and Tender Agreement and the Merger, and determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company.

     The FBCA also contains provisions relating to acquisitions of control shares, which is defined as shares that entitle a person to exercise more than certain specified proportions of the voting power of a public corporation incorporated under the laws of Florida (commencing with the acquisition of 20% or more of the voting shares of such corporation). Section 607.0902 of the FBCA (the "Control Share Acquisitions Statute") limits the voting rights of control shares acquired in certain types of acquisitions (a "control-share acquisition") unless the acquisition of the control shares has been approved by the board of directors of such corporation, the voting rights for such shares are granted by resolution approved at an annual or special meeting of shareholders, or certain other statutory conditions have been met. At the meeting of the Board held on February 20, 2000, the Board unanimously approved the Merger Agreement, the Offer, the Stock Voting and Tender Agreement and the Merger.

     The foregoing summary of Sections 607.0901 and 607.0902 of the FBCA does not purport to be complete and is qualified in its entirety by reference to the provisions of those sections.

     (c) The Rights Agreement, dated as of January 28, 1999, by and between the Company and American Stock Transfer & Trust Company (as amended on February 21, 2000, the "Rights Agreement"), provides that the Rights become exercisable upon the earlier to occur of: (1) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Shares; or (2) 10 business days (or such later date as may be determined by action of the Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Shares. Under such circumstances, if the Rights become exercisable, each holder thereof would be entitled to purchase from the Company one share of Common Stock of the Company at a price of $175.00 per share, subject to adjustment. If the Company is subsequently acquired, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiror having a market value of two times the exercise price of the Right. At the Board meeting on February 20, 2000, the Board took action to render the Rights Agreement inapplicable to the Offer, the Stock Voting and Tender Agreement and the Merger. In all other respects, however, the Rights remain in full force and effect. Pursuant to the Merger Agreement, the Company is prohibited from redeeming the Rights or amending the Rights Agreement, other than as contemplated by the Merger Agreement.

ITEM 9. EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION
-------  -----------------------------------------------------------------------------------------------------------
 (a)(1)   --   Offer to Purchase dated February 29, 2000 (incorporated herein by reference to Exhibit (a)(1) to the
               Schedule TO).
 (a)(2)   --   Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
 (a)(3)   --   Form of Letter to Shareholders of the Company dated February 29, 2000.
 (a)(4)   --   Press Release of the Company dated February 29, 2000 announcing the commencement of the Offer.
 (e)(1)   --   Agreement and Plan of Merger, dated as of February 21, 2000, between Travel Services International,
               Inc., Airtours plc, and Blue Sea Florida Acquisition Inc.
 (e)(2)   --   Opinion of Allen & Company Incorporated to the Special Committee of the Board of Directors of the
               Company, dated February 21, 2000 (included as Schedule I hereto).
 (e)(3)   --   Stock Voting and Tender Agreement, dated as of February 27, 2000, by and among Airtours plc, Blue Sea
               Florida Acquisition Inc. and the Persons named therein.
 (e)(4)   --   Confidentiality Agreement, dated as of January 11, 2000, between Travel Services International, Inc.
               and Airtours plc.
    (g)   --   Not applicable.

                                   SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Date: February 29, 2000

                                          TRAVEL SERVICES INTERNATIONAL, INC.
                                          By: /s/ JOSEPH V. VITTORIA
                                             ---------------------------------
                                            Name: Joseph V. Vittoria
                                            Title: Chairman and Chief Executive
                                          Officer

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER    DESCRIPTION
---------  ----------------------------------------------------------------------------------------------------------
   (a)(1)   --   Offer to Purchase dated February 29, 2000 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO).
   (a)(2)   --   Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
   (a)(3)   --   Form of Letter to Shareholders of the Company dated February 29, 2000.
   (a)(4)   --   Press Release of the Company dated February 29, 2000 announcing the commencement of the Offer.
   (e)(1)   --   Agreement and Plan of Merger, dated as of February 21, 2000, between Travel Services International,
                 Inc., Airtours plc, and Blue Sea Florida Acquisition Inc.
   (e)(2)   --   Opinion of Allen & Company Incorporated to the Special Committee of the Board of Directors of the
                 Company, dated February 21, 2000 (included as Schedule I hereto).
   (e)(3)   --   Stock Voting and Tender Agreement, dated as of February 27, 2000, by and among Airtours plc, Blue
                 Sea Florida Acquisition Inc. and the Persons named therein.
   (e)(4)   --   Confidentiality Agreement, dated as of January 11, 2000, between Travel Services International, Inc.
                 and Airtours plc.
      (g)   --   Not applicable.

[LETTERHEAD OF ALLEN & COMPANY]
                                                                      SCHEDULE I

                                                               February 21, 2000

Members of the Board of Directors
Travel Services International, Inc.
220 Congress Park Drive
Delray Beach, Florida 33445

To the Board of Directors:

     We hereby confirm our oral opinion presentation as to the fairness, from a financial point of view, of the Merger Consideration (as defined below) to the common stockholders (the "Common Stockholders") of Travel Services International, Inc. ("TSI"), that we presented to the Board of Directors of TSI at its meeting on February 20, 2000. We understand that TSI, Airtours plc ("Parent") and Blue Sea Florida Acquisition Inc. ("Merger Sub") have entered into an Agreement and Plan of Merger, dated February 21, 2000 (the "Merger Agreement"), pursuant to which, among other things, (i) Parent shall cause Merger Sub to make a tender offer (the "Offer") to purchase any and all shares of TSI's outstanding common stock (the "TSI Common Stock") for a price of $26.00 per share net to the seller in cash and without interest (the "Merger Consideration"), (ii) Merger Sub will be merged with and into TSI, with TSI as the surviving corporation, and (iii) holders of options to purchase shares of TSI Common stock will receive a cash amount equal to the excess of the Merger Consideration over the exercise price for each share of TSI Common Stock subject to such option whether or not then vested or exercisable (the "Transaction"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

     You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, of the Merger Consideration to the Common Stockholders of TSI (our "Opinion").

     Allen & Company Incorporated ("Allen"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We will receive a fee for rendering our Opinion pursuant to an engagement letter with TSI dated December 17, 1999, and certain of Allen's executives and employees own shares of TSI Common Stock. From time to time in the ordinary course of its business as a broker-dealer, Allen may also hold positions and trade securities of TSI and Parent.

     In connection with our Opinion, we have:

       (i) reviewed the terms and conditions of the Transaction, including the draft Merger Agreement and the draft agreements ancillary thereto, (none of which prior to the delivery of our Opinion has been executed by the parties);

      (ii) reviewed and analyzed publicly available historical business and financial information relating to TSI, as presented in documents filed with the Securities and Exchange Commission;

      (iii) reviewed certain financial, operating and budgetary data provided to us by TSI relating to its businesses;

      (iv) conducted discussions with certain members of the senior management of TSI with respect to the financial condition, business, operations, strategic objectives and prospects of TSI, as well as industry trends prevailing in TSI's business;

       (v) reviewed and analyzed public information, including certain stock market data and financial information relating to selected public companies in lines of business which we believe to be comparable to TSI's, as well as analysts' reports and estimates for TSI;

      (vi) reviewed the trading history of the TSI Common Stock, including its performance in comparison to market indices and to selected companies in comparable businesses;

      (vii) reviewed public financial and transaction information relating to business combinations we deemed to be comparable to the Transaction;

     (viii) considered premiums, break-up fees and multiples paid in recent transactions we deemed comparable to the Transaction; and

      (ix) conducted such other financial analyses and investigations as we deemed necessary or appropriate for the purposes of our Opinion.

In addition to our review of the specific information set forth above, we have held discussions with management regarding general economic, monetary and market conditions in the domestic and international travel and leisure industries existing as of the date hereof as they may affect the business and prospects of TSI.

     We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our Opinion without independent verification and have further relied upon the assurances of management of TSI that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the budgetary data of TSI, we have relied upon the assurances of management of TSI that such data have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of TSI as to the future financial performance of TSI. In arriving at our Opinion, we neither conducted a physical inspection of the properties and facilities of TSI nor obtained any evaluations or appraisals of the assets or liabilities of TSI. Our Opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Our Opinion as of the date hereof rendered herein does not constitute a recommendation of the Transaction over any other alternative transaction which may be available to TSI. The Opinion contained herein relates to the fairness from a financial point of view of the Merger Consideration to the Common Stockholders of TSI, and does not address any other aspect of the Transaction or any related transaction, and does not constitute a recommendation that any shareholder of TSI accept the Offer. We have prepared this Opinion at the request and for the benefit of the Board of Directors of TSI, and we consent to its inclusion in filings TSI may be required to make with the Securities and Exchange Commission.

     Based on the foregoing and subject to the qualifications stated herein, we are of the Opinion that as of the date hereof the Merger Consideration is fair to the Common Stockholders of TSI from a financial point of view.

                                          Very truly yours,
                                          Allen & Company Incorporated
                                          By: /s/ ENRIQUE SENIOR
                                             --------------------------
                                          Enrique Senior
                                          Managing Director

                                                                     SCHEDULE II

                      TRAVEL SERVICES INTERNATIONAL, INC.
                            220 CONGRESS PARK DRIVE
                        DELRAY BEACH, FLORIDA 33445-7289
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

     This information statement is being mailed on or about February 29, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 to holders of record of Shares. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board other than at a meeting of the shareholders of the Company. Such election would occur pursuant to the Merger Agreement, dated as of February 21, 2000, among Airtours, the Purchaser and the Company. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase, which is enclosed with the Schedule 14D-9, of which this Schedule II is a part. Capitalized terms used and not defined in this Schedule II have the meanings assigned to them in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer for all outstanding Shares of the Company at a price of $26.00 per Share, net to the seller in cash, without interest, on February 29, 2000. The Offer currently is scheduled to expire at 12:00 Midnight, New York City time, on March 27, 2000, at which time, if the Offer is not extended and all conditions to the Offer have been satisfied or waived, the Purchaser will be obligated to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

     If the Merger Agreement is terminated or if the Purchaser does not accept Shares tendered for payment, then the Purchaser will not have any right to designate directors for election to the Board.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

THE PURCHASER DESIGNEES

     Effective upon the acceptance for payment pursuant to the Offer of Shares, the Purchaser shall be entitled to designate such number of directors on the Board, rounded up to the next whole number, as will give the Purchaser, representation on such Board equal to at least that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by a fraction, the numerator of which shall be the number of Shares so accepted for payment and paid for or otherwise acquired or owned by Airtours or the Purchaser and the denominator of which shall be the number of Shares then issued and outstanding, and the Company and its Board shall, at such time, use its reasonable efforts to cause the Purchaser's designees to be appointed to the Company's Board. In no event shall there be less than two Independent Directors (as defined in the Merger Agreement) on the Company's Board. Subject to applicable law, the Company shall take all action requested by Airtours which is reasonably necessary to effect any such election. In furtherance thereof, the Company will increase the size of the Company's Board, or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit the Purchaser's designees to be elected to the Company's Board.

     The Company's obligations to appoint the Purchaser's designees to the Board shall be subject to Section 14(f) of the 1934 Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions, as Section 14(f) and Rule 14f-1 require, in order to fulfill its obligations under the Merger Agreement. The Purchaser has supplied to the Company in writing information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

     Following the election or appointment of the Purchaser's designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment of the Merger Agreement or the Articles of Incorporation or By-Laws of the Company, any termination of this Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of the Purchaser or waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the Independent Directors.

     Pursuant to the provisions of the Merger Agreement described in the
Schedule 14D-9, the Purchaser may designate from among the persons identified below the persons to be elected to the Board (the "Purchaser Designees"). It is expected that the Purchaser Designees will assume office promptly upon the acceptance for payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition (as defined in the Merger Agreement) and that they will thereafter constitute at least a majority of the Board. The Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director, if so designated.

     Set forth in the table below are the name, business address and principal occupation or employment and five year employment history for each of the persons who may be designated by the Purchaser as a Purchaser Designee.

            DIRECTOR DESIGNEES OF BLUE SEA FLORIDA ACQUISITION INC.

     The following table sets forth the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each person who may be appointed a director of Travel Services International, Inc., once Blue Sea Florida Acquisition Inc. has acquired a majority interest in the Shares. Unless otherwise indicated, (a) each such person is a citizen of the United Kingdom and
(b) the business address of each such person, unless otherwise indicated, is c/o Airtours plc, Parkway One, Parkway Business Centre, Manchester M14 7QU, United Kingdom.

                                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                         MATERIAL POSITIONS HELD DURING THE PAST FIVE
NAME                                               AGE   YEARS
------------------------------------------------   ---   ------------------------------------------------
David Crossland.................................   53    Chairman of Airtours plc since 1972; Director of
                                                           Carnival Corporation since 1996.
Timothy Russell Byrne...........................   40    Group Finance Director of Airtours plc since
                                                           December 1997; Group Financial Controller of
                                                           Airtours plc from 1993 to 1997.
James Scott Jennings............................   42    Director and Vice President of Blue Sea Florida
                                                           Acquisition Inc. since formation; Director of
                                                           Corporate Development of Airtours plc since
                                                           November 1996; Director of Corporate Finance
                                                           of Rickitt Mitchell & Partners Limited from
                                                           1994 to 1996.
Michael Charles Lee.............................   52    Director of Airtours plc since 1993; Chairman of
                                                           the Aviation Division of Airtours since
                                                           October 1998; Chief Executive of Airtours
                                                           International Airways Limited from 1990 to
                                                           1998.
Peter Francis Rothwell..........................   40    Director of Airtours plc since 1999; Chief
                                                           Executive of UK Leisure Group of Airtours
                                                           since May 1998; Managing Director of Airtours
                                                           Holdings Limited from 1995 to 1998.
Lars Thuesen(1).................................   43    Director of Airtours plc since May 1998;
                                                           Chairman of European Leisure Group of Airtours
                                                           and Accommodation Division of Airtours since
                                                           November 1999; Chairman of UK Leisure Group
                                                           and West European Leisure Group of Airtours
                                                           from 1997 to 1999; Deputy Chief Executive
                                                           Officer and Chief Financial Officer of
                                                           Scandinavian Leisure Group of Airtours from
                                                           1994 to 1997.

                                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                         MATERIAL POSITIONS HELD DURING THE PAST FIVE
NAME                                               AGE   YEARS
------------------------------------------------   ---   ------------------------------------------------
Gregory Joseph McMahon..........................   39    Group Company Secretary and Head of Legal
                                                           Services, Airtours, since September 1998;
                                                           Partner, Garretts from 1995 to 1998; Partner,
                                                           Addleshaw Sons & Latham from 1991 to 1995.
Christopher Alan Leigh Mottershead(2)...........   41    Director and President of Blue Sea Florida
                                                           Acquisition Inc. since formation; President
                                                           and Chief Executive Officer of North American
                                                           Leisure Group of Airtours since January 2000;
                                                           Director of Airtours Holidays Limited from
                                                           1994 to 1999; Managing Director of Airtours
                                                           Holidays Limited from May 1998 to December
                                                           1999.
Lorrie Lynn King(3).............................   35    Director and Secretary of Blue Sea Florida
                                                           Acquisition Inc. since formation; Executive
                                                           Vice President, Strategic and Business
                                                           Development of North American Leisure Group of
                                                           Airtours since October 1999; Chief Financial
                                                           Officer of North American Leisure Group of
                                                           Airtours from 1998 to 1999; Partner, Arthur
                                                           Andersen, from 1997 to 1998, and Senior
                                                           Manager prior to that time.

------------------

(1) Mr. Thuesen is a citizen of Denmark.
(2) Mr. Mottershead's business address is: c/o North American Leisure Group, 130 Merton Street, Toronto, Ontario M4S 1A4, Canada.
(3) Ms. King's business address is: c/o North American Leisure Group, 130 Merton Street, Toronto, Ontario M4S 1A4, Canada. Ms. King is a citizen of Canada.

     If necessary, Airtours may choose additional or other persons to serve in such capacity, subject to the requirements of Rule 14f-1.

     Based solely on the information set forth in the Offer to Purchase, none of the foregoing individuals (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of Airtours, beneficially owns any securities (or any rights to acquire such securities) of the Company. The Company has been advised by Airtours that, to the best of Airtours' knowledge, none of the designated individuals has been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the regulations of the Commission, except to the extent disclosed herein.

                   CERTAIN INFORMATION CONCERNING THE COMPANY

     The Shares presently constitute the only class of voting securities of the Company. Pursuant to its terms, the restricted Common Stock converted into unrestricted Common Stock at the time at which the Offer was announced. The holders of Common Stock are entitled to one vote per Share. As of February 25, 2000, there were 14,022,974 shares of Common Stock (including restricted common stock) issued and outstanding and 2,139,659 Shares subject to outstanding stock options under the Company's stock option plans. No shares of preferred stock were issued and outstanding. Currently, the Board consists of nine members. The Board is divided into three classes and each director serves a term of three years or until his successor is duly elected and qualified or until his earlier death, resignation or removal.

                      INFORMATION CONCERNING DIRECTORS AND
                       EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of the Company. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each such person is c/o Travel Services International, Inc., 220 Congress Park Drive, Delray Beach, Florida 33445-7289.

                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                             AGE   MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------   ---   -----------------------------------------------------------
Joseph V. Vittoria (1)........   64    Chairman and Chief Executive Officer, Director
John B. Balson................   58    President and Chief Operating Officer, Director
Patrick Doyle.................   40    Senior Vice President and Chief Financial Officer
Suzanne B. Bell...............   33    Senior Vice President, General Counsel and Secretary
Timothy Coleman...............   54    Senior Vice President, Operations and Technology
John C. DeLano................   40    Senior Vice President, Internet Operations
Melville W. Robinson..........   44    Vice President, Corporate Development
George Del Pino...............   37    Vice President, Corporate Controller
Robert G. Falcone.............   58    President-Cruises Inc., Director
Wayne Heller..................   43    President-Cruises Only, Director
Imad Khalidi..................   49    President-Auto Europe, Director
John W. Przywara..............   48    President-D-FW Tours, Director
Elan J. Blutinger (1)(2)......   44    Director
D. Fraser Bullock (1).........   44    Director
Tommaso Zanzotto (1)(2)(3)....   58    Director
Leonard A. Potter.............   38    Advisory Director

------------------
(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Citizen of Italy.

     Joseph V. Vittoria became Chairman and Chief Executive Officer and a director of the Company in July 1997. From September 1987 to February 1997, Mr. Vittoria was the Chairman and Chief Executive Officer of Avis, Inc., a multinational auto rental company where he was employed for over 26 years.
Mr. Vittoria was responsible for the purchase of Avis, Inc. by creating one of the world's largest Employee Stock Ownership Plans in 1987. He is a founding member of the World Travel and Tourism Council, a global organization of the chief executive officers of companies engaged in all sectors of the travel and tourism industry. He has been named travel executive of the year several times by various travel media, including BUSINESS TRAVEL NEWS, TRAVEL WEEKLY, TRAVEL AGENT TOUR AND TRAVEL NEWS-NORTH AMERICA. Mr. Vittoria serves on the Board of Directors of Transmedia Europe, Transmedia Asia, Carey International, Inc., ResortQuest International, Inc., CD Radio, Inc. and various non-profit associations.

     John B. Balson became the President and Chief Operating Officer and a director of the Company in April 1999. Mr. Balson has held senior executive positions in major marketing services, technology and consumer products companies. Most recently, from 1995 to 1998, Mr. Balson was the Chief Marketing and Development Officer of Data Broadcasting, Inc. and, from 1991 to 1999, the President and Chief Executive Officer of Sandhill Group. Prior to that, he was President and Chief Operating Officer of two large worldwide advertising agencies, Kenyon & Eckhardt and D'Arcy, McManus and Masius. Mr. Balson also served as President of the Forshner Group, Cantel and Lears, Inc.

     Patrick Doyle became Senior Vice President and Chief Financial Officer of the Company in October 1999. Mr. Doyle served for the prior 10 years as Senior Vice President and Chief Financial Officer of Effjohn North America, a multi-national firm and subsidiary of Neptun Maritime, whose businesses included the operation of two cruise lines. Mr. Doyle has significant experience in financial planning and analysis, contract negotiations and reporting and accounting systems. He is a certified public accountant and previously served as a senior manager at KPMG.

     Suzanne B. Bell became Senior Vice President, General Counsel and Secretary of the Company in July 1997. From July 1996 to July 1997, Ms. Bell was an attorney at Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. From September 1991 to July 1996, she was an attorney at Morgan, Lewis &
Bockius LLP. Ms. Bell concentrated her law practice in the areas of mergers and acquisitions and securities laws, representing both public and private companies.

     John C. DeLano became Senior Vice President, Operations, of the Company in January 1998 and Senior Vice President, Internet Operations, in 1999.
Mr. DeLano spent nearly twenty years in the auto rental industry, and from 1991 to 1997 he served as Managing Director and National Operations Manager for Avis Australia, where he coordinated the marketing, operations, human resources, information technology, sales, fleet, accounting and field management functions. In 1992, while under Mr. DeLano's supervision, Avis Australia was awarded the prestigious Australian Quality Award (similar to the Malcolm Baldridge Award in the U.S.) and the 1996 Australian Customer Service Award.

     Timothy Coleman became Senior Vice President of Technology and Operations of the Company in September 1999. Most of Mr. Coleman's career has been spent with United Airlines and Westin Hotels and Resorts. At United Airlines, he was responsible for the development and implementation of corporate strategies for route planning, electronic distribution and loyalty marketing. At Westin, he was responsible for worldwide reservations, global distribution systems, frequent guest programs, travel industry marketing alliances, pricing, revenue management and management and market research. Most recently, Mr. Coleman owned his own consulting firm, working with several major hotel chains in e-commerce, distribution, and revenue management.

     Melville W. Robinson became Vice President, Corporate Development of the Company in July 1997. From 1994 to July 1997, Mr. Robinson served as the Chief Financial Officer of Cruises Only, one of the Founding Companies. From 1989 until 1993, Mr. Robinson was the President and Chief Financial Officer of the Gale Group, a U.S. based consumer products manufacturing firm. From 1986 to 1989, Mr. Robinson was a Managing Director at PNC Merchant Banking Corp., where he founded and managed the Growth Capital Group. From 1983 to 1986, Mr. Robinson was the Chief Financial Officer of Drug Emporium Inc., a publicly-traded discount drugstore chain.

     George Del Pino became Corporate Controller of the Company in August 1997, and was promoted to Vice President and Corporate Controller in July 1998. From 1996 to 1997, Mr. Del Pino served as Controller of G.L. Homes of Florida, one of Florida's largest real estate developers/homebuilding companies. From 1992 to 1996, Mr. Del Pino held various positions at Certified Vacations, including Senior Director of Product Development (1995-1996), Director of Corporate Accounting and Controller (1993-1995), and Chief Financial Officer and Treasurer of The Travel Difference (a subsidiary of Certified Vacations) (1992-1993). From 1985 to 1992, Mr. Del Pino held various positions at KPMG, specializing in auditing travel companies. Mr. Del Pino is a certified public accountant.

     Robert G. Falcone became a director of the Company in July 1997.
Mr. Falcone has served as the Chairman and Chief Executive Officer of Cruises Inc. since its founding in 1982. Mr. Falcone is a member of the National Association of Cruise Only Agencies ("NACOA"), the Airline Reporting Corporation ("ARC"), the Travel Council of the World (Environmental Group), the American Society of Travel Agents ("ASTA"), Cruise Lines

International Association ("CLIA") and is the co-founder of the Society of Elite Agents, a trade association of leading cruise specialists ("SEA").

     Wayne Heller became a director of the Company in July 1997. Mr. Heller has served as the Chief Executive Officer of Cruises Only since its founding in 1985 and was previously employed with Norwegian Caribbean Cruise Lines from 1980 to 1984. Mr. Heller is a member of ASTA, NACOA and CLIA.

     Imad Khalidi became a director of the Company in July 1997. Mr. Khalidi has been President of Auto Europe since 1992. In 1990, he joined Auto Europe as Executive Vice President of Marketing and Sales. From 1983 to 1990, Mr. Khalidi served as an International Travel Trade Manager and an International Licensee Manager with Europcar International S.A., an auto rental company in France.
Mr. Khalidi is a member of the Association of Retail Travel Agencies ("ARTA"), ASTA and CLIA.

     John W. Przywara became a director of the Company in July 1997.
Mr. Przywara has served as President of D-FW Tours since its founding in 1978. Mr. Przywara is a member of the ARC, CLIA and IATAN.

     Elan J. Blutinger has been a director of the Company since October 1996. Mr. Blutinger is a Managing Director of Alpine Consolidated LLC, a consolidator of highly fragmented businesses. From 1987 to 1995, he was the Chief Executive Officer of Shoppers Express, Inc., an electronic retailing service, which he founded. From 1983 to 1986, Mr. Blutinger was the Chairman and Chief Executive Officer of DSI, a wholesale distributor for the personal computer industry until its acquisition in 1986 by Independent Distribution Incorporated. Mr. Blutinger is also a director and co-founder of ResortQuest International, Inc.

     D. Fraser Bullock has been a director of the Company since October 1996. In May 1999, Mr. Bullock became the Chief Operating Officer and Chief Financial Officer of the Salt Lake Olympic Organizing Committee. He is also a Managing Director of Alpine Consolidated LLC. Mr. Bullock served as the President and Chief Operating Officer of VISA Interactive, a wholly-owned subsidiary of VISA International from its inception in 1994 to 1996. In 1993, Mr. Bullock became the President and Chief Operating Officer of U.S. Order, Inc., a provider of remote electronic transaction processing, until it was acquired by VISA International in 1994. Mr. Bullock was a founding partner of Bain Capital, a Manager of Bain and Company, and a founder of MediVision, Inc., a consolidation of eye surgery centers. Mr. Bullock is also a director and co-founder of ResortQuest International, Inc.

     Tommaso Zanzotto became a director of the Company in July 1997.
Mr. Zanzotto is the President of Toscana Ville E Castelli, a real estate development company which owns and operates residential and commercial properties in the lodging and hotel industry. From 1994 to 1996, he was the Chairman and Chief Executive Officer of Hilton International. From 1969 to 1993, Mr. Zanzotto held various positions with American Express Travel Related Services including President International, American Express Financial and Travel Services (1990-1993); President, American Express Corporate Card Division (1987-1990); President, American Express Travelers Cheques (Europe, Africa, Middle East). Mr. Zanzotto is a member of the World Travel and Tourism Council, and a Governor of the Transportation and Travel Committee of the World Economic Summit. Mr. Zanzotto is also a director of Compass International Services Corporation.

     Leonard A. Potter served as a director of the Company from its formation until May 1997. After the initial public offering in July 1997, he became an Advisory Director to the Board. Mr. Potter was a co-founder and Managing Director of Capstone Partners, LLC, a venture firm specializing in consolidation transactions. Capstone Partners, LLC was a co-founder of Staffmark, Inc. and ResortQuest International, Inc. Prior to forming Capstone Partners, LLC in April 1996, Mr. Potter was an attorney at Morgan, Lewis & Bockius LLP for more than five years practicing in the areas of mergers and acquisitions and securities law. While at Morgan, Lewis & Bockius he represented a number of public companies in connection with their creation and subsequent implementation of consolidation strategies similar to the Company's, including U.S. Office Products, F.Y.I. Incorporated and Cotelligent Group.

COMMITTEES OF THE COMPANY BOARD; MEETINGS

     The Board has established an Audit Committee and a Compensation Committee, and may establish other committees from time to time as the Board may determine.

     The Advisory Director attends meetings of the Board, consults with officers and directors of the Company and provides guidance (but not direction) concerning management and operation of the Company's business. The Advisory Director is not a director of the Company and accordingly will not have a right to vote as a director.

     The Audit Committee consists of four members, three of whom are independent directors. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and the results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, reviews recommendations regarding the Company's accounting methods and the adequacy of its systems of internal accounting controls, and reviews and approves financial press releases and reports.

     The Compensation Committee consists of two members, each of whom is a "disinterested director," as defined in the rules promulgated by the Securities and Exchange Commission pursuant to the Exchange Act, and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code. The Compensation Committee reviews and determines compensation for the Company's executive officers, administers the Company's 1997 Long-Term Incentive Plan (the "Incentive Plan") and makes recommendations to the Board with respect to the Company's compensation policies.

     The Board does not have any other committees at this time, although additional committees may be formed in the future. All officers serve at the discretion of the Board, subject to the terms and conditions of such officers' employment agreements with the Company.

     During 1999, the Company's Board held seven meetings and took a number of other actions by written consent. During 1999, each director attended at least 75 percent of the aggregate of (i) the number of meetings of the Board held during the period he served on the Board, and (ii) the number of meetings of committees of the Board held during the period he served on such committees.

COMPENSATION OF DIRECTORS

     Directors who are also employees of the Company or one of its subsidiaries do not receive additional compensation for serving as directors. Each director who is not an employee of the Company or one of its subsidiaries receives a fee of $2,000 for attendance at each Board of Directors' meeting and $1,000 for each committee meeting. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings of the Board or committees thereof incurred in their capacity as directors.

     The Company's Non-Employee Directors' Stock Plan (the "Directors' Plan"), which was adopted by the Board and approved by the Company's shareholders in 1997 and was amended in 1999, provides for: (i) the automatic grant to each non-employee director and Advisory Director (referred to herein as a "Participant" or "Non-Employee Director") serving at the commencement of the initial public offering of an option to purchase 10,000 shares of Common Stock or such other securities as may be substituted for such shares of Common Stock of the Company as stipulated in the Directors' Plan; and thereafter (ii) the automatic grant to each Participant of an option to purchase 10,000 Shares upon such person's initial election as a director or appointment as an Advisory Director. In addition, the Directors' Plan provides for an automatic annual grant to each Participant of an option to purchase 5,000 Shares at each annual meeting of shareholders; provided, however, that if the first annual meeting of shareholders following a person's initial election as a Non-Employee Director or appointment by the Board as an Advisory Director is within three months of the date of such election or appointment, such person will not be granted an option to purchase 5,000 Shares at such annual meeting. These options will have an exercise price per Share equal to the fair market value of a Share at the date of grant. Options granted under the Directors' Plan will expire at the earlier of 10 years from the date of grant or one year after termination of service as a director or advisor, and options will be immediately exercisable. In addition, the Directors' Plan permits Participants to elect to receive, in lieu of cash directors' fees, Shares or credits representing "Deferred Shares" that may be settled at future dates, as elected by the Participants. The number of Shares or Deferred Shares received will be equal to the number of Shares which, at the date the fees would otherwise be payable, will have an aggregate fair market value equal to the amount of such fees. The Company has reserved 200,000 Shares for use in connection with the Directors' Plan. Messrs. Blutinger, Bullock, Zanzotto and Potter each received options to purchase 10,000 shares upon consummation of the initial public offering and 5,000 Shares following each of the 1998 and 1999 Annual Meetings of Shareholders. In 1999, each Participant elected to receive Shares in lieu of cash directors' fees.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of February 21, 2000 by:
(i) each person known to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) the Company's Chief Executive Officer and the Company's other most highly compensated executive officers whose total annualized salary and bonus in 1999 was $100,000 or more (the Chief Executive Officer and such other executive officers of the Company are sometimes referred to herein as the "Named Executive Officers"); and
(iv) all executive officers and directors as a group. All persons listed have sole voting and investment power with respect to their Shares, unless otherwise indicated. The Company is not aware of any beneficial owner of more than five percent of the outstanding shares of Common Stock of the Company other than as set forth in the following table.

                     NAME AND ADDRESS OF BENEFICIAL OWNER (1)                         SHARES      PERCENTAGE OWNED
----------------------------------------------------------------------------------   ---------    ----------------
Joseph V. Vittoria (2)............................................................     527,500           3.7%
John B. Balson (2)................................................................      86,000             *
Suzanne B. Bell (2)...............................................................      52,000             *
Timothy Coleman...................................................................          --            --
George Del Pino (2)...............................................................      15,000             *
Melville W. Robinson (2)..........................................................      35,000             *
Robert G. Falcone (3).............................................................     174,349           1.2
Wayne Heller (4)..................................................................     633,334           4.5
Imad Khalidi......................................................................     350,000           2.5
John W. Przywara..................................................................     209,445           1.5
Elan J. Blutinger (5)(6)..........................................................     314,293           2.2
Fraser Bullock (5)................................................................     167,041           1.2
Tommaso Zanzotto (5)..............................................................      22,963             *
PAR Capital Management (7)........................................................   1,616,000          11.6
Cumberland Associates LLC (8).....................................................   1,272,800           9.1
All Directors and Executive Officers as a group (15 persons) (9)..................   2,644,175          18.5%

------------------
 * Less than 1%

(1) Unless indicated otherwise, the address of each beneficial owner is, c/o Travel Services International, Inc., 220 Congress Park Drive, Delray Beach, Florida 33445.

(2) Includes the following options that are currently exercisable or exercisable within the next 60 days: 112,500 shares for Mr. Vittoria; 50,000 shares for Mr. Balson; 22,500 shares for Ms. Bell; 15,000 shares for Mr. Del Pino; and 35,000 shares for Mr. Robinson.

(3) Includes 100,000 shares owned by Judith A. Falcone, Mr. Falcone's spouse, and 30,000 shares held by Falcone Enterprises LP, a limited partnership of which Mr. Falcone and his spouse are the only general partners.

(4) These shares are held of record by J&W Heller Corp., a corporation of which Mr. Heller is a 50% shareholder. The remaining 50% of the ownership of J&W Heller Corp. is held by Judy Heller, Mr. Heller's spouse.

(5) Includes 20,000 shares that may be acquired upon the exercise of exercisable options. Also includes the following shares that are held in a deferred stock account for the benefit of these directors, pursuant to the

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)
    Directors' Plan: 2,600 shares for Mr. Blutinger; 2,213 shares for Mr. Bullock; and 2,963 shares for Mr. Zanzotto.

(6) Excludes 14,130 shares held by trusts for the benefit of Mr. Blutinger's minor children. Mr. Blutinger disclaims ownership of such shares.

(7) The address of the shareholder is One Financial Center, Suite 1600, Boston, Massachusetts 02111. Information is based solely on the Company's review of the Schedule 13G dated January 14, 2000, as filed by the shareholder with the Securities and Exchange Commission.

(8) The address of the shareholder is 1114 Avenue of the Americas, New York, New York 10036. Information is based solely in the Company's review of the
    Schedule 13G dated February 14, 2000, as filed by the shareholder with the Securities and Exchange Commission.

(9) Includes 338,750 shares that may be acquired upon the exercise of options.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the 1934 Act and regulations of the Commission thereunder require the Company's officers and directors and persons who own more than ten percent of the Company's Common Stock, as well as certain affiliates of such persons, to file initial reports of ownership and changes in ownership with the Commission. Officers, directors and persons owning more than ten percent of the Company's Common Stock are additionally required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it and written representations that no other reports were required for those persons, the Company believes that all filing requirements applicable to its officers, directors and owners of more than ten percent of the Company's Common Stock have been made as required with respect to fiscal year 1999.

EXECUTIVE COMPENSATION

     The following table sets forth the aggregate compensation paid to the Named Executive Officers with respect to the years ended December 31, 1997, 1998 and 1999:

                           SUMMARY COMPENSATION TABLE

                                                                                                       LONG TERM
                                                                                                   COMPENSATION AWARD
                                                                                              ----------------------------
                                                    ANNUAL COMPENSATION                       SECURITIES
                                                 --------------------------                   UNDERLYING    ALL OTHER
                                                        SALARY(1)    BONUS    OTHER ANNUAL     OPTIONS     COMPENSATION
NAME AND PRINCIPAL POSITION                      YEAR     ($)         ($)     COMPENSATION       (#)           ($)
-----------------------------------------------  ----   ---------   -------   -------------   ----------   ---------------
Joseph V. Vittoria ............................  1997     84,615     86,000          --         100,000              --
  CEO                                            1998    200,000         (2)         --         250,000              --
                                                 1999    200,000         --          --         125,000              --
Timothy Coleman ...............................  1997         --         --          --              --              --
  Sr. V.P. Operations                            1998         --         --          --              --              --
  and Technology (3)                             1999     44,692    130,000          --          65,000        42,366(4)
Suzanne B. Bell ...............................  1997     52,885     27,000          --          25,000              --
  Sr. VP/General Counsel                         1998    125,000     71,100          --          40,000              --
  and Secretary                                  1999    125,000         --          --              --              --
George Del Pino ...............................  1997     38,462     20,000          --          15,000              --
  VP/Controller                                  1998    106,000     43,600          --          30,000              --
                                                 1999    115,000     15,000          --              --              --
Melville W. Robinson ..........................  1997     52,885     27,000          --          50,000        21,345(4)
  VP/Corporate                                   1998    125,000     47,400          --          40,000              --
  Development                                    1999    125,000         --          --              --              --
Jill M. Vales .................................  1997     63,462     32,000          --          50,000        24,000(6)
  Former Sr. VP/CFO(5)                           1998    150,000     85,300          --          30,000              --
                                                 1999    150,000         --          --              --       131,435(7)

------------------

(1) With the exception of Mr. Coleman who commenced employment with the Company in September 1999, each of the Named Executive Officers commenced employment with the Company upon the consummation of the initial public offering
    (July 28, 1997). Annual salaries for 1997 were as follows: $200,000 for Mr. Vittoria; $125,000 for Ms. Bell; $105,000 for Mr. Del Pino; $125,000 for Mr. Robinson; and $150,000 for Ms. Vales.

(2) Mr. Vittoria chose to forego his bonus earned in 1998 in order to make funds available for payments to other executives of the Company.

(3) Mr. Coleman joined the Company on September 1, 1999. Bonus paid in 1999 represents a signing bonus.

(4) Consists of relocation expenses paid during the year.

(5) Effective October 10, 1999, Ms. Vales resigned from her positions with the Company.

(6) Consists of consulting fees paid in 1997 prior to the consummation of the Company's initial public offering.

(7) Represents an accrual made at December 31, 1999 for severance payments, including accrued vacation, to be made to Ms. Vales through September 29, 2000.

     The following table sets forth the stock options granted to the Named Executive Officers during the year ended December 31, 1999:

                              STOCK OPTION GRANTS

                                                                             INDIVIDUAL
                                                                               GRANTS
                                                         --------------------------------------------------
                                                         NUMBER OF     % OF TOTAL                              GRANT DATE
                                                         SECURITIES    OPTIONS                                  VALUE(1)
                                                         UNDERLYING    GRANTED TO    EXERCISE                  ----------
                                                          OPTIONS      EMPLOYEES     OR BASE                   GRANT DATE
                                                          GRANTED      IN FISCAL      PRICE      EXPIRATION     PRESENT
NAME                                                        (#)         YEAR         ($/SH)        DATE        VALUE($)
------------------------------------------------------   ----------    ----------    --------    ----------    ----------
Joseph V. Vittoria....................................     125,000        15.5         12.75       7/18/09       934,000
Timothy Coleman.......................................      65,000         8.0         11.25       9/27/09       429,000
Suzanne B. Bell.......................................      --           --            --           --            --
George Del Pino.......................................      --           --            --           --            --
Melville W. Robinson..................................      --           --            --           --            --
Jill M. Vales.........................................      --           --            --           --            --

------------------
(1) Calculated using the Black-Scholes valuation method.

     Each of the options set forth in the table above will vest in equal installments on each of the first through fourth anniversaries of the grant date.

     There were no stock options exercised by the Named Executive Officers during the year ended December 31, 1999.

LONG-TERM INCENTIVE PLAN

     In May 1997, the Board and the Company's shareholders approved the Long-Term Incentive Plan, which was amended and restated effective July 28, 1998 and again amended and restated effective September 28, 1999 (as amended and restated, the "Incentive Plan"). The purpose of the Incentive Plan is to provide officers, employees, directors who are also employees, consultants and independent contractors of the Company or any of its subsidiaries, with additional incentives by increasing their ownership interests in the Company. Individual awards under the Incentive Plan may take the form of one or more of:
(i) either incentive stock options or non-qualified stock options; (ii) stock appreciation rights; (iii) restricted or deferred stock; (iv) dividend equivalents; and (v) other awards not otherwise provided for, the value of which is based in whole or in part upon the value of the Common Stock. The Compensation Committee of the Board administers the Incentive Plan and generally selects the individuals who will receive awards and the terms and conditions of those awards. The number of Shares available for use in connection with the Incentive Plan may not exceed 18% of the aggregate number of shares of Common Stock outstanding prior to the date of grant.

     As of December 31, 1999, 2,513,175 Shares were reserved for issuance in connection with the Incentive Plan, of which 2,028,737 Shares had been granted and were outstanding. Shares which are attributable to awards that have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards. All options, except for certain premium-priced options granted to the Chief Executive Officer, have been granted with exercise prices equal to the fair market value at the time of grant. In December 1998, the Compensation Committee of the Board granted Mr. Vittoria "premium-priced" options to purchase 150,000 Shares at an exercise price of $50, which price was in excess of the fair market value of the Common Stock on the grant date. The vesting of these options will occur over four years, subject to acceleration based upon thresholds of $50, $75 and $100 for the share price of the Common Stock.

     The Incentive Plan will remain in effect until terminated by the Board. The Incentive Plan may be amended by the Board without the consent of the shareholders of the Company, except that any amendment, although effective when made, will be subject to shareholder approval if required by any Federal or state law or regulation or by the rules of any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted.

401(K) PLAN

     The Company established a 401(k) Plan effective July 1, 1998. Similar plans existing at certain operating companies were either suspended or rolled into the Company's 401(k) Plan. All employees of the Company, meeting certain minimum eligibility requirements, are eligible to participate in the 401(k) Plan. The 401(k) Plan provides that each participant may contribute up to 20% of his or her pre-tax gross compensation (but not greater than a statutorily prescribed annual limit). The percentage elected by certain highly compensated participants may be required to be lower. The 401(k) Plan permits, but does not require, additional contributions to the 401(k) Plan by the Company. All amounts contributed by employee participants in conformance with the 401(k) Plan requirements and earnings on such contributions are fully vested at all times. For the year ended December 31, 1999, the Company accrued an aggregate matching contribution to the 401(k) Plan of $450,000, based on a match of 25% of employee contributions, up to a maximum of 6% of compensation. The Board will determine on an annual basis whether a matching contribution will be made and, if so, at what level of contribution.

EXECUTIVE COMPENSATION; EMPLOYMENT AGREEMENTS; COVENANTS-NOT-TO-COMPETE

     During 1999, the Company's most highly compensated executive officers were Messrs. Vittoria, Coleman, Del Pino, Robinson and Ms. Bell.

     Mr. Vittoria has entered into an employment agreement with the Company providing for an annual base salary of $200,000. Mr. Coleman, Mr. Del Pino, Mr. Robinson and Ms. Bell each have entered into an employment agreement with the Company providing for an annual base salary of $140,000, $125,000, $125,000 and $125,000, respectively. Each of these agreements is for a term of three years, commencing July 28, 1997 for Mr. Vittoria, Mr. Del Pino, Mr. Robinson and Ms. Bell, and September 1, 1999 for Mr. Coleman. In addition, certain executive officers of the operating companies, including Messrs. Falcone, Heller, Khalidi and Przywara, members of the Board, have entered into employment agreements effective July 28, 1997. Mr. Falcone's employment agreement is for a term of five years; Mr. Heller's, Mr. Khalidi's and Mr. Przywara's employment agreements are for a term of three years (in each case, the "Initial Term"). Unless terminated or not renewed by the Company or the employee, the term will continue thereafter on a year-to-year basis on the same terms and conditions existing at the time of renewal. Each employment agreement contains a covenant not to compete (the "Covenant") with the Company for a period of two years immediately following termination of employment or, in the case of a termination by the Company without cause in the absence of a change in control, for a period of one year following termination of employment. Under the Covenant, the executive officer is prohibited from: (i) engaging in any travel service business in direct competition with the Company within defined geographic areas in which the Company or its subsidiaries does business; (ii) enticing a managerial employee of the Company away from the Company; (iii) calling upon any person or entity which is, or has been, within one year prior to the date of termination, a customer of the Company; or (iv) calling upon a prospective acquisition candidate which the employee knew was approached or analyzed by the Company, for the purpose of acquiring the entity. The Covenant may be enforced by injunctions or restraining orders and shall be construed in accordance with the changing activities, business and location of the Company. Each agreement with respect to the acquisition by the Company of an Operating Company also contains a similar covenant prohibiting sellers from competing with the Company for periods following the consummation of the respective acquisition.

     Each of these employment agreements provides that, in the event of a termination of employment by the Company without cause during the Initial Term the employee will be entitled to receive from the Company an amount equal to his or her then current salary for the remainder of the Initial Term or for one year, whichever is greater. In the event of a termination of employment without cause after the Initial Term of the employment agreement, the employee will be entitled to receive an amount equal to his or her then current salary for one year. In either case, payment is due in one lump sum on the effective date of termination. With the exception of Mr. Coleman's agreement which does not contain such provisions, the agreements also provide that in the event of a change in control of the Company (as defined in the agreements) during the Initial Term, if the employee is not given at least five days' notice of such change in control and the successor's intent to be bound by such employment agreement, the employee may elect to terminate his or her employment and receive in one lump sum three times the amount he or she would receive pursuant to a termination without cause during the Initial Term. The employment agreements of Messrs. Falcone, Heller, Khalidi and Przywara also state, that in the event of a termination without cause by the Company or a change in control, the employee may elect to waive the right to receive severance compensation and, in such event, the noncompetition provisions of the employment agreement will not apply. In the event the employee is given at least five days' notice of such change in control, the employee may elect to terminate his or her employment agreement and receive in one lump sum two times the amount he or she would receive pursuant to a termination without cause during the Initial Term. In such an event, the noncompetition provisions of the employment agreement would apply for two years from the effective date of termination.

     Effective April 12, 1999, the Company appointed John B. Balson to the positions of President and Chief Operating Officer. On April 28, 1999, Maryann Bastnagel resigned from her position as Senior Vice President and Chief Information Officer of the Company. Pursuant to a separation agreement with the Company, Ms. Bastnagel received a $75,000 severance payment, representing six months salary, in addition to payment of all accrued vacation time. On
October 10, 1999, Ms. Vales resigned from her position as Senior Vice President and Chief Financial Officer of the Company. Pursuant to a separation agreement with the Company, Ms. Vales will receive $150,000, payable in installments through September 29, 2000. Ms. Vales also received payment of accrued vacation time and will be reimbursed for COBRA payments through September 29, 2000.

REPORT OF THE COMPENSATION COMMITTEE

     The Compensation Committee has the authority to determine the compensation of the Company's executive officers and the executive officers of the Company's subsidiaries, and to administer the Company's Incentive Plan. The Committee currently consists of two outside directors who are not officers or employees of the Company. In general, the goals of the Compensation Committee are to enable the Company to (1) recruit, develop and retain highly motivated and qualified managers; (2) maximize financial performance, balancing appropriately the short and long term goals of the Company; and (3) align the interests of Company management with those of its shareholders through the use of stock options and incentives tied to increases in shareholder value.

     Our executive compensation strategy has been for executives to receive a salary at a level somewhat below industry averages, while being eligible for bonuses based on performance and stock option grants. We believe that lower base salary levels in combination with performance based bonuses provide our executives the potential to earn in excess of competitive industry compensation if subjective and/or objective performance goals for our company are achieved. During 1999, the executive officers were compensated pursuant to employment agreements the terms of which were based upon such considerations, as well as market considerations and the skills and background of the individuals. Factors relating to motivation and retention were also considered.

     In addition to compensation through base salaries, the Compensation Committee has the authority to issue performance-based bonuses. Bonuses are determined in accordance with our Incentive Bonus Plan and are tied to performance-based targets, including earnings per share, operating income, individual performance and contributions to the Company. There were no performance bonuses paid to executives for 1999.

     The Compensation Committee is also responsible for the approval of the grant of stock options to employees, the number of shares subject to each such option and the terms and conditions of such options, consistent with the Incentive Plan. The Compensation Committee seeks to use the Incentive Plan as a means to motivate the Company's management, employees and key personnel. In addition to year-end performance bonuses, determinations of option grants may be made during the year, either in connection with new acquisitions, additional equity offerings by the Company, or the addition of new key personnel, as appropriate in furtherance of the Company's objectives. Such objectives may include, among other things, recognition of past qualitative performance, incentives to continue the growth and profits of the Company's business and incentives to accept employment opportunities with the Company.

     To facilitate the Compensation Committee's achievement of its goals, during 1999 the Committee engaged an outside consulting firm to evaluate the compensation structure and make recommendations to the Committee.

     Section 162(m) of the Internal Revenue Code generally limits the tax deduction to public companies for compensation over $1 million paid to a corporation's chief executive officer and the four next most highly compensated executive officers, except to the extent that any such excess compensation is paid pursuant to a performance-based or stock option plan that has been approved by shareholders. The Compensation Committee will study the potential impact of Section
162(m) and will, to the extent it deems appropriate, take reasonable steps to minimize or eliminate any potential impact of Section 162(m) on the Company, while at the same time preserving the objective of providing appropriate incentive awards. The Compensation Committee believes that there are no current executive compensation programs or outstanding awards that would be impacted by
Section 162(m).

                                          COMPENSATION COMMITTEE

                                          ELAN J. BLUTINGER
                                          TOMMASO ZANZOTTO